EXHIBIT 4.15

THIS CONSULTING AGREEMENT MADE AS OF THE 1st DAY OF JUNE, 2007

(“Agreement”)

CryptoLogic Limited

(Hereinafter referred to as the “Corporation”)

OF THE FIRST PART;

- and –

Westbury Marketing Ltd.

(hereinafter referred to as the “Contractor”)

OF THE SECOND PART.

WHEREAS the Corporation and its Affiliates carry on a business in the gaming industry consisting primarily of Internet related software products (the “Business”);

AND WHEREAS the Contractor provides management services through the services of Stephen Taylor (the “Consultant”);

AND WHEREAS the Corporation is desirous of employing the services of the Contractor to provide management services through the Consultant;

AND WHEREAS the Contractor is desirous of providing such services to the Corporation, on the terms and subject to the conditions herein set out;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the respective covenants and agreements of the parties contained herein, it is agreed as follows:

ARTICLE ONE — EMPLOYMENT SERVICES

1.1 Agreement. The Corporation hereby agrees to engage the Contractor to provide the Corporation with such services as the Corporation may from time to time require (the “Services”), and the Contractor hereby agrees to provide such Services to the Corporation from the date of this Agreement in all cases through the Consultant, subject to termination as herein after provided.

1.2 Provision of Services. It is agreed and acknowledged that while this Agreement remains in force neither the Contractor nor the Consultant shall provide Services or other services to any person, firm or corporation, including but not limited to competitors of the Corporation, unless it is an Affiliate of the Corporation.

1.3 Remuneration. In consideration for the Services rendered by the Contractor hereunder, the Corporation shall pay to the Contractor during calendar year 2007 remuneration in the gross sum of One Hundred Twelve Thousand Nine Hundred and Seventy One Euros (€112,971.00) per annum, and during the calendar year 2008, One Hundred Twenty Four Thousand Two Hundred and Eighty-Five Thousand Euros (€124,285.00) in 2008 (“Remuneration”). Thereafter, the

Contractor’s remuneration shall be subject to review by the Board of Directors on the same basis as the Board shall review the remuneration of other senior executives of the Corporation.

1.4 Management Bonus Plan. The Contractor may be eligible to receive a solely discretionary annual bonus of up to 40 % of the total Remuneration in addition to the Remuneration set out above.

1.5 Stock Purchases.. For a period equal to twelve consecutive calendar quarters, and provided this Agreement has not been terminated and the Contractor continues to provide Services hereunder, the Corporation shall pay the Contractor quarterly payments in the gross amount of Twenty-Five Thousand Canadian Dollars ($25,000.00 C). The Contractor agrees to immediately invest the entirety of this amount in stock of the Employer.

1.6 School Tuition. The Contractor shall be entitled to reimbursement of up to Seventeen Thousand One Hundred and Forty-Five Canadian Dollars ($17,450.00C) or €12,465 per year on account of school tuition and related costs associated with transportation and book purchases (“School Tuition”) incurred by the Consultant and his family. In the event of early termination of the agreement, the Corporation agrees to continue payment of the School Tuition payments until the end of the relevant school year.

1.7 Spousal Support. The Contractor shall be entitled to payment of CDN $15,000.00 per month for a period of six (6) months on account of personal development, educational, job search, or immigration assistance provided to the Consultant’s spouse.

1.8 Housing. The Corporation shall obtain a lease in respect of an appropriate residence in Ireland and shall provide the Consultant with unfettered use of such residence during the term of the assignment to Ireland. The Corporation agrees to pay up to €5,000.00 per month in respect of that lease provided that the Consultant hereby agrees to reimburse the Corporation any amounts which the Corporation expends on the Contractor’s behalf pursuant to this Paragraph 1.8. The Corporation shall have the right to deduct any amounts paid thereby pursuant to this Paragraph 1.8 from the Contractor’s Remuneration payments. In the event of termination of this Agreement, the Corporation shall continue to pay the costs of the lease until the end of the relevant school year and the Contractor shall continue to reimburse the Corporation in this regard.

ARTICLE TWO— TERMINATION of EMPLOYMENT

2.1 Termination of Agreement by the Corporation for Just Cause. The Corporation may terminate this Agreement at any time without notice or pay in lieu of notice for “Cause”. For the purposes of this Agreement, “Cause” shall be defined so as to include, without limitation,

a)	Any act by the Consultant which would, if the Consultant was an employee of the Corporation, constitute “cause” under applicable law; or

b)	Any event in which the Contractor or the Consultant violates any of the material instructions, policies, rules and practices of the Corporation; or

c)	If the Contractor fails to comply with any of the material provisions of this Agreement after being notified in writing.

In the event that this Agreement is terminated for Cause, the Contractor shall not be entitled to receive any further Remuneration, payments or benefits pursuant to this Agreement after the date of such termination, other than as specified in this agreement. The Corporation shall be obligated to pay all accrued and unpaid Remuneration up to the date of termination. The Consultant will no longer have any rights to unvested options as at the date of termination for just cause.

2.2 Termination of Agreement by the Corporation Without Cause. The Corporation may terminate this Agreement at any time for any reason whatsoever, including without Cause. In the event that this Agreement is terminated by the Corporation for any reason other than Cause, the Contractor agrees to accept in satisfaction of any obligations of the Corporation in respect of the termination hereof, an amount equal to the Total Compensation.

For the purposes of this agreement, “Total Compensation” shall mean an amount equal to:

(a)	the Contractor’s annual Remuneration at the time of termination of employment,
(b)

greater of (i) the amount of the discretionary bonus (as referenced in Paragraph 1.4 hereof) paid to the Contractor in respect of the fiscal year immediately prior to the year in which the termination takes place or(ii) the expected amount which would be paid to the Contractor as a discretionary bonus in respect of the fiscal year in which the termination takes place had the Contractor renewed in the employ of the Corporation, based on the criteria established by the senior management team bonus plan in effect at that time, assuming consistent performance by the Corporation for the balance of the fiscal year. By way of example, any for greater certainty, in the event that on the date of termination, the Corporation’s performance up to that point in the fiscal year would, if continued at the same level for the balance of the fiscal year, result in the payment to the Contractor of a discretionary bonus of 40% of his Remuneration, the expected bonus amount for the purposes of this subparagraph 2.2(b)(ii) shall be 40% the Contractor’s Remuneration.

plus

(c)

a pro rated portion of the discretionary bonus the Contractor would have received in respect of the fiscal year in which the termination arises (having regard to the portion of the fiscal year the Contractor remained employed with the Corporation), which pro rated discretionary bonus shall be declared, calculated and paid in accordance with, and subject to the Contractor’s senior management team bonus plan in effect at the time of termination.

The Contractor shall be entitled to continued participation in the Corporation benefits plans for a period of twelve (12) months following the effective date of termination.

The parties covenant and agree that the payments pursuant to this Paragraph 2.2 shall not be remitted to the Contractor until the Corporation is in receipt of a full and final release of the Corporation and the respective officers, directors and shareholders, in a form reasonably satisfactory to the Corporation and its counsel.

23 Good Reason. “Good Reason” for the purposes of this agreement means the occurrence, without the Contractor’s written consent of any of the following:

(a)	a material and detrimental alteration in the Contractor’s position or reporting relationship or in the nature of status of his responsibilities;

(b)	a material reduction in the Contractor’s Total Remuneration;
(c)	the failure by the Corporation to maintain any right that the Contractor may have in respect of any granted or issued units or options under the LTIP or SOP;
(d)	the failure by the Corporation to continue in effect all current Benefits plans or any material perquisite on similar terms; and
(e)	the relocation of the office where the Contractor is employed to a location that is more than 100 kilometers away from its location in Ireland.

2.4 Termination for Good Reason. The Contractor may terminate this Agreement following the occurrence of any of the events that constitute Good Reason, provided that the Contractor issues a written notice describing such event to the Corporation within thirty (30) days of the occurrence of such event. The Corporation shall thereafter have forty-five (45) business days to remedy such occurrence, failing which the Contractor’s employment shall be deemed to have terminated at the end of the 45-day period and the Contractor shall become entitled to the amounts payable under paragraph 2.2 hereof as if the termination was a termination by the Corporation without Cause.

2.5 Termination by the Contractor. The Contractor may terminate this Agreement at any time by giving the Corporation six (6) months written notice, which notice period the Corporation may waive in whole or in part, subject to paying the equivalent amount of salary instead.

ARTICLE 3 – PROTECTION

3.1 Liability Insurance. The Corporation shall maintain Directors and Officers Liability Insurance on the Contractor’s behalf.

ARTICLE FOUR - GENERAL CONTRACT PROVISIONS

4.1 Notices. All notices, requests, demands or together communications (collectively, “Notices”) by the terms hereof required or permitted to be given by one party to the other, shall be given in writing by personal delivery or by registered mail, postage prepaid, or by facsimile transmission to the party as follows:

a) To the Corporation at:

c/o General Counsel

CryptoLogic Inc.

55 St. Clair Ave W.

3rd Floor

Toronto, ON

M4V 2Y7

b) To the Contractor at:

7 Satchel Boulevard

Toronto, Ontario

M1C 3B3

Attention: Stephen Taylor

or at any such other address or facsimile number as may be given by one party to the other in writing from time to time.

All such Notices shall be deemed to have been received when delivered or transmitted, or if mailed, 48 hours after 12:01 a.m. on the day following the day of the mailing thereof. If any Notice shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such Notice shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service.

4.2 Additional Conditions. The parties shall sign such further and other documents, cause such meetings to be held, use their best efforts to have resolutions passed and by-laws enacted,

exercise their vote and influence, do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Agreement and every part thereof.

4.3 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to all of the matters herein and its execution has not been induced by, nor do either of the parties rely upon or regard as material, any representations, oral or written, and other writings whatsoever not incorporated herein and made a part hereof. This Agreement may not be amended or modified in any respect except by written instrument signed by the parties hereto. Any Exhibits referred to herein are incorporated herein by reference and form part of the Agreement.

4.4 Enurement. This Agreement shall enure to the benefit of and be binding upon the parties and their respective legal personal representatives, heirs, executors, administrators or successors.

4.5 Assignment. This Agreement is personal to the parties and may not be assigned by either of them unless in the case of the Corporation, to an Affiliate.

4.6 Headings for Convenience Only. The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

4.7 Governing Law. It is agreed that this Agreement shall be subject to the applicable laws of Ireland.

4.8 Gender and Number. In this Agreement words importing the singular number shall include the plural and vice versa, and words importing the use of any gender shall include the masculine, feminine and neuter genders and the word “person” shall include an individual, a trust, a partnership, a body corporate, an association or other incorporation or unincorporated organization or entity.

4.9 Calculation of Time. When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. If the last day of such period is not a business day, then the time period in question shall end on the first business day following such non-business day.

4.10 Legislation References. Any reference in this Agreement to any law, by-law, rule, regulation, order or act of any government, governmental body or other regulatory body shall be construed as a reference thereto as amended or re-enacted from time to time or as a reference to any successor thereto.

4.11 Severability. If any Article, Section or any portion of any Section of this Agreement is determined to be unenforceable or invalid for any reason whatsoever, that unenforceability or invalidity shall not affect the enforceability or validity of the remaining portions of this Agreement and such unenforceable or invalid Article, Section or portion thereof shall be severed from the remainder of this Agreement.

4.12 Advice. The Contractor acknowledges that (a) he/she has read and understood this Agreement and has had the opportunity to obtain independent legal representation in connection with the Agreement.

4.13 Cross Termination. The parties hereto acknowledge and agree that the termination of the Consultant’s employment agreement with the Corporation (the “Employment Agreement”), shall result in a contemporaneous termination of this Agreement. The nature of the termination of the Employment Agreement shall be deemed to be the nature of the termination hereunder. For example, if the Employment Agreement is terminated otherwise than for Cause, this agreement shall be deemed terminated otherwise than for Cause. Conversely, if the Employment Agreement is terminated for Cause, this Agreement shall be deemed for cause.

ARTICE 5 - TAX INDEMNITY

5.1 Tax Indemnity. It is expressly acknowledged and agreed that it is the expectation of the parties hereto is that all amounts payable to the Contractor pursuant to Article 1 hereof will be received by the Contractor free of any tax liability in any jurisdiction whatsoever. In the event that the Contractor has or will incur a tax liability in respect of any amounts payable under this Article 1 hereof, the Corporation shall gross up any and all such payments in order that the net effect of the payments received by the Contractor under Article1 hereof is that the amounts contemplated to be received by the Contractor under Article 1 are received net of any tax liability. Further, the Corporation agrees to indemnify and save harmless the Contractor from any and all claims or demands pursuant to personal tax legislation in respect of any failure of the Corporation to withhold income tax or other deductions required by applicable law.

IN WITNESS WHEREOF the parties have duly executed this Employment Agreement as of the date above first written.

CryptoLogic Limited

Per /s/ Javaid Aziz_______________________	/s/ Donna Husack________________
Authorized Signing Officer	Signature of Witness

Westbury Marketing Ltd.

Per /s/ Stephen Taylor___________________	/s/ Donna Husack________________
Authorized Signing Officer	Signature of Witness